Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25        Commission File No. 0-14731


                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K and 10-KSB [ ]Form 20-F  [ ] Form 11-K
[X] Form 10-Q and 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

+===============================================================================
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

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                        PART I - REGISTRANT INFORMATION

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Full name of Registrant:                       eMarketplace, Inc.
                                               ---------------------------------

Former name if applicable:
                                               ---------------------------------

Address of principal executive office          255 WEST JULIAN STREET, SUITE 100
(street and number)                            ---------------------------------

City, State and Zip Code                       SAN JOSE, CA 95110
                                               ---------------------------------


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                       PART II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  |  (a) The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense.
     |
[X] | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     |
[ ]  |  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c) has been attached if applicable.
     |
     |
                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     The Company has not been able to compile the requisite financial data necessary to enable it to have sufficient time to complete the Company's financial statements by May 15, 2001, which is the required filing date for the Company's quarterly report on Form 10-QSB, without unreasonable effort and expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name:  Robert M. Wallace
-----------------------------------------------
Area Code and Telephone number:  (408) 295-6500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report (s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A attached hereto.

EMARKETPLACE, INC. has caused his notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  May 16, 2001                  By: /s/ ROBERT M. WALLACE
                                    --------------------------------------------
                                    Name:  Robert M. Wallace
                                    Title: Chief Executive Officer and President


                                    ATTENTION
         INTENTION   MISSTATEMENTS  OR  OMISSIONS  OF  FACT  CONSTITUTE  FEDERAL
         CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

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                                                                       EXHIBIT A

                               EMARKETPLACE, INC.

                      PART IV(3) NARRATIVE FOR FORM 12B-25


                                                Nine Months Ended December 31,
                                                  2001                  2000
                                              -----------           -----------
Revenues                                      $18,991,437           $18,692,809
Net (Loss)                                    $(5,921,886)          $(3,958,683)
(Loss) Per Share                              $      (.39)          $      (.29)

     The consolidated financial statements of eMarketplace for the quarter ended March 31, 2000, include the accounts of eMarketplace, its wholly owned, direct and indirect, subsidiaries which include E-Taxi, Inc., TechStore, Inc., and StarsOnline, Inc. and its majority owned subsidiary OfficeExpress, Inc. In addition, the Company is consolidating certain financial statements of Full Moon Interactive, Inc. as a consequence of its operational control over the entity, notwithstanding the fact that the Company's ownership consists of 47% of the common stock, exclusive of rights to purchase 5.4 million shares of common stock at $5.00 per share. The Company will treat its ownership interest in Pat Boone's Gold Label, Inc., a Delaware corporation ("Gold Label"), as an equity investment and, as a consequence, the accounts of Gold Label will not be consolidated into the financial statements of eMarketplace.

     On November 23, 1999, the Company and its newly formed subsidiary, TopTeam, Inc. closed on the acquisition of six Internet consulting companies - Full Moon Interactive Group, Inc., Orrell Communications, Inc., Devries Data Systems, Inc. Muccino Design Group, Inc., Image Network, Inc., and OnCourse Network, Inc. (collectively, the "Interactive Architect Firms"). As a result of the acquisitions, i) TopTeam owned all of the outstanding capital stock of the Internet Architect Firms; and ii) eMarketplace owned approximately 44.9% of the total TopTeam shares outstanding, exclusive of eMarketplace's rights to purchase
5.4 million shares of common stock of TopTeam at $5.00 per share (all references to shares of common stock of TopTeam give effect to a 3-for-2 stock split), expiring upon the earlier of December 31, 2000, or the effective date of a TopTeam registration statement. On February 23, 2000, Top Team changed its name to Full Moon Interactive, Inc. ("Full Moon"). On December 31, 1999, the Company issued a $1.5 million line of credit to Full Moon. As consideration for this line of credit, the Company received 375,000 shares of Full Moon. This transaction increased eMarketplace's ownership in Full Moon to approximately 47% of the total number of shares of Full Moon common stock outstanding.

     On December 27, 1999, the Company entered into a Stock Purchase and Contribution Agreement, with Pat Boone's Gold Label, Inc., a Delaware corporation ("Gold Label"), and all of the shareholders of The Gold Label-Honest Entertainment, Inc. ("Honest Entertainment"), a Tennessee corporation. Under the terms of the agreement, i) the Company issued 370,000 shares of common to the Honest Entertainment shareholders in exchange for 1.3 million shares of common stock of Honest Entertainment; ii) the Company contributed its newly purchased shares of Honest Entertainment to Gold Label in exchange for 1.3 million shares of common stock of Gold Label; and iii) the shareholders of Honest Entertainment contributed all of the remaining outstanding shares of Honest Entertainment (the shares not purchased by the Company) to Gold Label for 3.1 shares of common stock of Gold Label, representing a 29.7% ownership interest. In addition, the Company received a warrant to purchase 200,000 shares of Gold Label at an exercise price of $500,000. The transaction closed on April 8, 2000, but for accounting purposes has been recorded as of January 1, 2000. Gold Label is engaged in the distribution and sale of music and videos through its goldlabel.com web site.

     In February 2000, the Company capitalized a wholly owned subsidiary, StarsOnline, Inc., a Delaware corporation ("StarsOnline"), with $250,000 to develop and launch an Internet based entertainment company.

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